Exhibit 12.1
TITAN INTERNATIONAL, INC.
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Amounts in thousands)

						Three months ended
	Year ended December 31,					March 31,
	2006	2007	2008	2009	2010	2010	2011
Earnings:
Earnings (loss) before income taxes	$8,574	$(3,884)	$23,010	$(32,002)	$649	$3,407	$4,657
Add:
Fixed charges	17,789	19,853	19,061	18,852	27,203	7,202	6,371
Amortization of capitalized interest	0	0	182	488	613	153	153
Deduct:
Capitalized interest	0	392	3,203	1,987	0	0	0

Earnings available for fixed charges	$26,363	$15,577	$39,050	$(14,649)	$28,465	$10,762	$11,181

Fixed charges:
Interest expense	$17,001	$18,710	$15,122	$16,246	$26,667	$7,056	$6,280
Capitalized interest	0	392	3,203	1,987	0	0	0
Interest component of rental expense (a)	788	751	736	619	536	146	91

Total fixed charges	$17,789	$19,853	$19,061	$18,852	$27,203	$7,202	$6,371

Ratio of earnings to fixed charges (b)	1.48	n/a	2.05	n/a	1.05	1.49	1.76

(a)	The interest component of rental expense was estimated to be one-fourth of lease rental expense.

(b)	Earnings were insufficient to cover fixed charges for the year ended December 31, 2007 and 2009, by $4.3 million and $33.5 million, respectively.